Tidal Trust III

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

July 9, 2024

VIA EDGAR TRANSMISSION

Raymond Be

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:

Tidal Trust III (the “Trust”)

Post-Effective Amendment No. 38 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)

File Nos. 811-23312; 333-221764

Dear Mr. Be:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on June 21, 2024, with respect to the Registration Statement and the Trust’s proposed new series, the Unity Wealth Partners Dynamic Capital Appreciation & Options ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

Prospectus

Fees and Expenses

1.	Please supplementally provide the Staff with a completed Fee Table pre-effectively. Please also supplementally state how “other expenses” are estimated and determined to be reasonable.

Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A. In addition, the Trust responds supplementally by confirming that “Other Expenses” were estimated based on anticipated expenses to be incurred by the Fund during its initial fiscal period, and that 0.00% in Other Expenses reflects the fact that the Fund is expected to only pay its unitary management fee during this period.

Principal Investment Strategies

2.	With respect to the section entitled “Core Capital Appreciation Strategy” on page 1, revise to explain how the Fund selects specific ETFs/equity indices for the Fund’s broad-based equity market exposure.

Response: The Trust responds by revising the disclosure as follows:

“The Fund’s Core Capital Appreciation Strategy involves two elements. First, the Fund seeks to obtain broad-based equity market exposure by investing in passively managed U.S. large-cap equity ETFs that track broad equity indices. The Fund’s sub-adviser, Unity Wealth Partners LLC (the “Sub-Adviser”), selects indices that provide broad exposure to U.S. large cap stocks and selects specific ETFs tracking those indices based on favorable liquidity and fees. Second, the Fund will invest directly in stocks of individual U.S. large-cap growth, large-cap value, and mid-cap growth companies that meet certain growth dynamics discussed below. Typically, approximately 30% to 70% of the Fund’s equity exposure will be in passively-managed ETFs and 30% to 70% will be in individual stocks.

The Sub-Adviser will maintain exposure to broad-based, passively-managed ETFs at all times to ensure the Fund is diversified and has coverage of the major indices (e.g., S&P 500, Nasdaq, and Dow Jones Industrial Average). This ETF exposure forms the foundation of the Fund, allowing it to participate in broad market movements. The level of exposure may be adjusted based on various factors, including macroeconomic developments, valuation, and technical indicators. The Sub-Adviser generally prefers individual stocks over ETFs when factors like competitive advantages, growth rates relative to sector and peers, business models, and financial strength favor holding individual stocks.”

3.	With respect to the section entitled “Core Capital Appreciation Strategy” on page 1, revise to explain how the Fund determines to be more heavily weighted in ETFs versus individual stocks, and vice versa.

Response: The Trust responds by directing the Staff to the response to comment 2 above which addresses this comment.

4.	With respect to the paragraph on page 2 that begins, “In addition, the Sub-Adviser will evaluate . . .,” with respect to the reference to the Fund having “overall growth orientation,” revise where applicable to make clear that the Fund tends to be focused on growth stocks.

Response: The Trust responds by directing the Staff to the sentence of the Principal Investment Strategies preceding the referenced disclosure that reads: “Second, the Fund will invest directly in stocks of individual U.S. large-cap growth, large-cap value, and mid-cap growth companies that meet certain growth dynamics discussed below.” The Trust is comfortable that this disclosure addresses the Staff’s comment and therefore respectfully declines to make additional revisions.

5.	With respect to the section entitled “Options Overlay Strategies” on page 2, revise the first sentence to more clearly explain how the options strategies are “risk-defined” and “seek to limit potential losses from the core capital appreciation strategy,” including the degree to which potential losses are expected to be limited. In addition, to the extent these strategies limit upside participation in markets, that should be clear in the disclosure.

Response: The Trust responds by revising the referenced disclosure as follows:

“The Fund employs a number of ~~risk-defined~~ options overlay strategies to seek to limit potential losses (as discussed below for each strategy) from its Core Capital Appreciation Strategy and to generate additional income. The Fund’s options overlay strategy seeks to take advantage of market inefficiencies, volatility and specific market outlooks while adhering to disciplined risk management principles. Additionally, the Fund’s options strategy has the potential to generate premium income via the sale of option contracts.

This strategy grants flexibility to dynamically hedge against downside risks or capitalize on market opportunities as conditions evolve. Adjustments to options positions are made swiftly and efficiently to align with changing market dynamics or investment objectives.

The Fund’s options overly strategies include covered calls, put spreads, call spreads, and iron condors. Each strategy involves buying and selling options contracts individually or in various combinations with predetermined strike prices and expiration dates.

•	Covered Call Strategy: The Sub-Adviser may employ a covered call strategy to seek to enhance the Fund’s returns. For example, the Sub-Adviser may use the covered call strategy when the Sub-Adviser has set a specific target price for selling a security in the Fund’s portfolio. In that case, the Fund may write a covered call at that same target price, which is expected to generate income if the security reaches that predetermined exit price. In addition, the Sub-Adviser may employ a covered call strategy when a particular Fund holding is heavily overbought. In that case, the Sub-Adviser may use a covered call to seek to buffer any short-term reversions, intending to retain the Fund’s holding while generating additional income.

When employing a covered call strategy, the Fund will hold a long position in an asset and sell call options on that same asset to seek to generate income through premiums. The strategy aims to generate income through the premiums received from selling the call options, while also potentially benefiting from potential appreciation in the underlying asset up to the amount of the strike price.

The use of a covered call strategy will limit the potential gains the Fund may realize on long holdings in the underlying asset. If the underlying asset increases significantly in price, the Fund may be required to sell the shares at a lower price than it could have obtained by simply selling the asset on the open market.

o	Maximum Gain: The premium received for the options sold, plus the potential upside in the stock between the current price and the strike price.
o	Maximum Loss: The purchase price of the underlying stock less the premium received.
•	Put Spread Strategy: The Sub-Adviser may engage in put spread transactions as part of the Fund’s investment strategy. A put spread involves simultaneously buying and selling put options on the same underlying asset, but with different strike prices. Specifically, the Sub-Adviser will sell a put option with a higher strike price to take in premium income and use some of the premium income to buy a put option at a lower strike price to risk-define the trade. This strategy aims to profit from an increase, range-bound or moderate decrease in the price of the underlying asset.
o	Maximum Gain: Equal to the premium received.
o	Maximum Loss: The difference between the strike prices of the put options, less the net premium received.
•	Call Spread Strategy: The Sub-Adviser may execute call spread transactions within the Fund’s investment strategy. A call spread involves simultaneously buying and selling call options on the same underlying asset, but with different strike prices. Specifically, the Sub-Adviser will sell a call option with a lower strike price to take in premium income and use some of the premium income to buy a call option at a higher strike price to risk-define the trade. This strategy aims to profit from a decrease, range-bound or moderate increase in the price of the underlying asset.
o	Maximum Gain: Equal to the premium received.

o	Maximum Loss: The difference between the strike prices of the call options, less the net premium received.
•	Iron Condor Strategy: The Sub-Adviser may utilize iron condor transactions. This strategy involves simultaneously selling an out-of-the-money call option and an out-of-the-money put option, while also purchasing a call option with a higher strike price and a put option with a lower strike price. The aim is to generate income through the premiums received from selling the call and put spread options, with the expectation that the underlying asset will remain within a certain price range (between the short call and short put strikes) until expiration.
o	Maximum Gain: The net premium received from selling the call and put options.
o	Maximum Loss: The difference between the strike prices of either (not both) the call options or put options sold and purchased, less the net premium received.”
6.	With respect to the paragraph on page 3 that begins, “The Fund’s portfolio allocated to each options strategy . . .,” revise the first sentence to explain in plain English, how “defined maximum potential loss” and “capital preservation” are consistent with one another. In addition, with respect to the second sentence of the same paragraph, revise to explain more clearly the term “maximum loss.”

Response: The Trust responds by revising the disclosure as follows:

“The Fund’s portfolio allocated to each options strategy is subject to a defined maximum potential loss, providing downside protection ~~and capital preservation~~. With the exception of covered calls, the Fund’s option trades will be risk-defined via option spreads, and the maximum loss (i.e., the maximum amount the Fund could lose on a given options trade) of any given option is equal to the difference between the strike prices of the two options in the spread ~~strike width~~ less the premium income received. For covered calls, the Fund’s risk is that the underlying asset rises in value above the strike price, and the Fund is obliged to sell the asset at the ~~a~~ lower, predetermined price.”

7.	With respect to the 80% policy as stated on page 3, since the policy is tied to the Fund’s Core Capital Appreciation Strategy and Options Strategy, consider adding “Strategy” to the Fund’s name.

Response: The Trust respectfully declines to make the requested change. The Adviser believes that neither Section 35(d) nor Rule 35d-1 requires the inclusion of the word "Strategy" in the name of the Fund.

Principal Investment Risks

8.	With respect to “Derivatives Risk” on page 4, revise to discuss the principal risks of the options strategies the Fund intends to use. Currently just the risks of options generally are discussed.

Response: The Trust responds by directing the Staff to the existing disclosure entitled “Options Strategies” as a sub-bullet to “Derivatives Risk,” which provides risks related to each of the Fund’s stated options strategies, e.g., covered call transactions, put and call spread strategies, and the iron condor strategy. The Trust is comfortable that this disclosure addresses the Staff’s comment and therefore respectfully declines to make additional revisions.

9.	With respect to “Sub-Adviser Risk” on page 6, to the extent the Fund’s sub-adviser(s) may expose the Fund to additional risks, such as those related to limited resources, systems, research capabilities and personnel generally, please revise to discuss such risks.

Response: The Trust responds by revising the referenced disclosure as follows:

“Sub-Adviser Risk. The Sub-Adviser has no experience with managing an exchange-traded fund regulated under the 1940 Act~~, which may limit the Sub-Adviser’s effectiveness~~. As a result, there is no long-term track record against which an investor may judge the Sub-Adviser and it is possible the Sub-Adviser may not achieve the Fund’s intended investment objective. Additionally, the Sub-Adviser is newly registered and has limited resources and personnel. It also has less developed systems and research capabilities compared to a more established sub-adviser. One or more of the foregoing attributes may limit the Sub-Adviser’s effectiveness.”

If you have any questions or require further information, please contact John Hadermayer at (262) 318-8236 or jhadermayer@tidalfg.com.

Sincerely,

/s/ John Hadermayer

John Hadermayer

SVP Legal

Tidal Investments LLC

Appendix A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.90%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(2)	0.00%
Acquired Fund Fees and Expenses(2)(3)	0.06%
Total Annual Fund Operating Expenses	0.96%

(1)	The Fund’s adviser will pay, or require a sub-adviser to pay, all of the Fund’s expenses, except for the following: advisory and sub-advisory fees, interest charges on any borrowings made for investment purposes, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), litigation expenses, and other non-routine or extraordinary expenses.

(2)	Based on estimated amounts for the current fiscal year.

(3)	Acquired Fund Fees and Expenses are expenses indirectly incurred by the Fund as a result of its investments in one or more underlying funds, including exchange-traded funds and money market funds.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem or hold all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$98	$306